UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 8, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

_____

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

_____

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On May 8, 2014, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's April 2014 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued May 8, 2014:
          McDonald's Global Comparable Sales Increase 1.2% In April

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 8, 2014   By: /s/ Brian Mullens

                                                 Brian Mullens
                                                 Corporate Vice President - Assistant Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued May 8, 2014: McDonald's Global Comparable Sales Increase 1.2% In April

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

05/08/14

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S GLOBAL COMPARABLE SALES INCREASE 1.2% IN APRIL

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales increased 1.2% in April. Performance by segment was as follows:

- **U.S. was flat**
- **Europe up 0.3%**
- **Asia/Pacific, Middle East and Africa (APMEA) up 2.9%**

"We are strengthening our business plans by emphasizing customer-driven strategies," said McDonald's President and Chief Executive Officer Don Thompson. "We remain focused on delivering an outstanding restaurant experience by serving our customers their favorite McDonald's food and drinks and offering compelling value, choice and convenience to create easy, memorable experiences."

In April, U.S. comparable sales were flat as industry dynamics remained challenging. McDonald's U.S. remains focused on strengthening its appeal to customers through quality food, outstanding service and good value. During the month, the U.S. featured McDonald's popular breakfast options complemented by a McCafé coffee promotion and introduced a new premium sandwich, the Bacon Clubhouse.

Europe's comparable sales rose 0.3% in April as positive performance in the U.K. and France was mostly offset by negative results in Germany. Strong promotional performance, value menu enhancements and growth at breakfast contributed to the segment's results.

Comparable sales in APMEA increased 2.9% in April. Strong results in China, including comparison against the prior year impact from Avian influenza, and positive results in Australia and many other markets were partially offset by ongoing weakness in Japan. Convenience initiatives, enhanced value offerings and McDonald's menu variety contributed to the segment's monthly performance.

Systemwide sales for the month increased 2.5%, or 3.7% in constant currencies.

| Percent Increase/(Decrease) | Comparable Sales | | Systemwide Sales | |
| | | | As | Constant |
Month ended April 30,	2014	2013	Reported	Currency
McDonald's Corporation	1.2	(0.6)	2.5	3.7
Major Segments:				
U.S.	0.0	0.7	0.9	0.9
Europe	0.3	(2.4)	7.4	3.0
APMEA	2.9	(2.9)	2.5	7.5
Year-To-Date April 30,				
McDonald's Corporation	0.7	(0.9)	1.0	3.2
Major Segments:				
U.S.	(1.3)	(0.7)	(0.4)	(0.4)
Europe	1.1	(1.5)	6.9	3.9
APMEA	1.3	(3.2)	(1.1)	5.8

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Generally, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In April 2014, this calendar shift/ trading day adjustment consisted of one less Monday and one more Wednesday compared with April 2013. The resulting adjustment varied by area of the world, ranging from approximately 0.1% to 0.4%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Doug Goare, President of McDonald's Europe, and Dave Hoffmann, President of McDonald's APMEA, will participate in a Europe and APMEA Investor Meeting at 10:00 a.m. (Central Time) on May 16, 2014. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's Annual Shareholders' Meeting will be webcast live on May 22, 2014 at 8:00 a.m. (Central Time) on www.investor.mcdonalds.com. An archived replay and podcast of the meeting will be available for a limited time.

Don Thompson, President and Chief Executive Officer, and Pete Bensen, Senior Executive Vice President and Chief Financial Officer, will participate in the Sanford Bernstein Strategic Decisions Conference at 9:00 a.m. (Eastern Time) on May 28, 2014. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release May 2014 sales information on June 9, 2014.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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